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                               January 28, 2021

       Peter (Peizhi) Luo
       Chief Executive Officer
       Adagene Inc.
       4F, Building C14, No. 218
       Xinghu Street, Suzhou Industrial Park
       Suzhou, Jiangsu Province, 25125
       People's Republic of China

                                                        Re: Adagene Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed January 19,
2021
                                                            File No. 333-252210

       Dear Mr. Luo:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed January 19, 2021

       Prospectus Summary, page 1

   1. We note your revised disclosure elsewhere in the registration statement regarding the
                                                        Holding Foreign
Companies Accountable Act enacted on December 18, 2020. In
                                                        addition to urging
investors, "to read the entire prospectus carefully, especially the risks of investing in the ADSs
discussed under "Risk Factors," "Business," and information
                                                        contained in
"Management's Discussion and Analysis of Financial Condition and Results
                                                        of Operations" before
deciding whether to buy the ADSs," please include additional disclosure here,
calling attention to the risk that you could be potentially delisted pursuant to the Holding Foreign
Companies Accountable Act.
 Peter (Peizhi) Luo
FirstName  LastNamePeter (Peizhi) Luo
Adagene Inc.
Comapany
January 28,NameAdagene
            2021         Inc.
January
Page  2 28, 2021 Page 2
FirstName LastName



Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Critical Accounting Policies, Judgments and Estimates
Share-based Compensation, page 131

2. We note your response to comment 15 in our letter dated October 19, 2020. As verbally requested on January 26, 2021 and January 28, 2021, please provide us with the the number of options granted for each grant date. To the extent that a material portion of those grants have subsequently been cancelled or forfeited, please also tell us the number by grant date that has been cancelled and/or forfeited. Finally, quantify any discounts applied to arrive at the deemed fair value of ordinary shares at each grant date, such as the discount for lack of marketability. Once we receive this information, we may have further comment.
Business
Our Pipeline , page 139

3. We note your updated graphics on page 141, 142 and 143, depicting your clinical development plan. Text in the graphics appear illegible. Please update these graphics accordingly. In addition, we note the graphics contain technical jargon, including "RP2D"
         and "Traditional 3+3," and elsewhere in your registration statement we note technical terms, such as "SUV scores." Define these terms in a way that a lay person can understand. In addition, please provide narrative disclosure to clarify your clinical development plant for each of your product candidates depicted in your updated graphics.
Deep, Broad, Differentiated Preclinical Discovery Pipeline, page 172

4. We note your updated disclosure, including your updated pipeline chart on page
         173. Please revise your chart to indicate the material stages you will need to complete before marketing your products. For instance, please add Phase I, II and III to your chart.
         In addition, your pipeline table includes three separate pre-clinical phases, which gives the impression that your product candidates are farther along in the clinical process. Please revise the table to eliminate the separate column for lead identification, as this stage is not sufficiently distinct. Also revise to delete the rows for any preclinical product candidate that is not currently material.
AI-Powered Antibody Discovery, page 176

5. We note your updated disclosure and your claim that your "DPL platform is designed to substantially improve the probability of success for the overall R&D process." Given the early stage of product candidates and your statement elsewhere that "the results of [y]our current and previous preclinical studies or clinical trials may not be predictive of future results," please remove this claim or otherwise advise.
Compensation of Directors and Executive Officers, page 226
 Peter (Peizhi) Luo
FirstName  LastNamePeter (Peizhi) Luo
Adagene Inc.
Comapany
January 28,NameAdagene
            2021         Inc.
January
Page  3 28, 2021 Page 3
FirstName LastName

6. Please update your executive compensation disclosure to include your recently completed fiscal year. Please refer to Item 6.B of Form 20-F.
Consolidated Statements of Comprehensive Loss, page F-4

7. Please revise the presentation of expenses to remove the indentation for the administrative expenses line or otherwise clarify that this line is not included in research and development expenses. Please also address this comment for the parent only financial statements included in Note 18 and the interim financial statements.
17. Subsequent Events, page F-40

8. Please expand your disclosures for the October 2020 and the January 2021 share option grants to include the exercise prices, the fair value of the options granted, and the period over which the compensation expense will be recognized. For the November 2020 share options modification, please disclose the amount of additional compensation expense recognized, the exercise price of the share options, and the amount the promissory notes issued.
18. Condensed Financial Information of the Parent Company, page F-41

9. We note your response to comment 4. While we note that your consolidated statements of cash flows includes separate line items for cash transactions with related parties, the parent only statements of cash flows does not include these line items. As previously requested, please disclose the related party transactions, including those transactions with the parent's subsidiaries, recognized in your statements of cash flows in accordance with
         Article 4-08(k)(i) of Regulation S-K.
General

10. Refer to prior comment 2. You continue to describe your product candidates as
         "potent" on pages 6, 140, 148, 156, 157 and elsewhere. Revise these and all similar statements in the document.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355
if you have questions regarding comments on the financial statements and related matters.
Please contact Jason Drory at 202-551-8342 or Celeste Murphy at 202-551-3257 with any other
 Peter (Peizhi) Luo
Adagene Inc.
January 28, 2021
Page 4

questions.



                                       Sincerely,
FirstName LastNamePeter (Peizhi) Luo
                                       Division of Corporation Finance
Comapany NameAdagene Inc.
                                       Office of Life Sciences
January 28, 2021 Page 4
cc:       Li He, Esq.
FirstName LastName